[Letterhead of The9 Limited]

March 21, 2013

VIA EDGAR AND FAX

Kathleen Collins, Accounting Branch Chief

Megan Askt, Staff Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The9 Limited (the “Company”)

Form 20-F for the fiscal year ended December 31, 2011

Filed March 22, 2012

File No. 001-34238

Dear Ms. Collins and Ms. Askt:

This letter sets forth our responses to the comments contained in the letter dated March 11, 2013 from the Staff of the Commission (the “Staff”) regarding our annual report on Form 20-F for the year ended December 31, 2011 (the “2011 Form 20-F”). For ease of reference, we have set forth the Staff’s comments and our response for each item below.

Form 20-F for the Fiscal Year Ended December 31, 2011

Item 18. Financial Statements

Note 19. Refund of WoW Game Points, page F-49

1.	Please explain further the following as it relates to your response to prior comment 7:

•	You state that the company will refund holders of activated but unconsumed cards who “advance appropriate claims.” Tell us how you determine what constitutes an “appropriate” claim;

•

Explain how you determine the “unconsumed” balance of such cards. In this regard, tell us how you obtain information regarding the amount of points consumed by the player after your loss of the WoW license;

•	To the extent you are unable to obtain such usage information, explain further how you can reasonably determine the amount due to the player upon receipt of an appropriate claim;

•	Tell us the amount of claims, if any, processed to date on activated but unconsumed point cards since your loss of the WoW license; and

•

If no claims have yet been processed, to the extent you are able to obtain usage information for these cards, tell us how you use this information to determine whether any income can be recognized relating to these activated but unconsumed point cards.

The Company hereby respectfully clarifies our policy regarding activated but unconsumed point cards (“unconsumed points”). Prior to the loss of the WoW license, the Company had a policy of recognizing revenue using a breakage model with respect to the deferred revenue recorded for unconsumed points. However, upon the loss of the WoW license, the Company concluded the nature of the obligation substantively changed from deferred revenue, for which the Company had the ability to satisfy the underlying performance obligation, to an obligation to refund players for their unconsumed points. As a result, the Company evaluated how to appropriately account for the resulting refund obligation. As described in the response to the Staff’s Comment 13 in the letter dated December 17, 2012, the Company concluded that the appropriate accounting treatment was to follow the derecognition guidance provided in ASC 405-20. The Company applied this accounting policy consistently to both the unactivated game point cards and unconsumed points.

The liability recorded for the Company’s refund obligation was determined based on the player data captured in the Company’s database as of the date the WoW service was terminated. Consistent with the Company’s accounting policy, and as disclosed in Note 19 of the Company’s Form 20-F, the remaining legal liability relating to the unconsumed points of RMB170.0 million (US$27.0 million), to the extent not refunded, will be legally released in 20 years from September 2009 under the applicable People’s Republic of China current laws. As disclosed in Note 19, the legal liability with respect to the unactivated game point cards was derecognized and recorded as other operating income for the year ended December 31, 2011. As discussed in the prior response, this liability was derecognized on the basis that the legal liability lapsed two years from the date the Company publicly announced the refund policy that applied to these cards.

In response to the Staff’s specific queries, the Company respectfully submits the following:

•

After the discontinuation of the WoW service, players were unable to continue to utilize their unconsumed points with the Company as the unconsumed points were specific to the WoW game. As discussed in the Company’s response to prior Comment 7, despite the fact that the subsequent WoW license holder has decided to offer players credits for the unconsumed points, the Company’s legal counsel has concluded that the actions of the subsequent WoW license holder do not legally relieve the Company of its refund obligation. As such, any usage information that might be maintained by the current WoW license holder is not relevant to the Company in determining the proper accounting treatment for the unconsumed points. In addition, the Company does not have access to the information relating to any subsequent utilization of the unconsumed points on the system maintained by the current WoW operator, which is an independent third party and competitor to the Company.

•

With respect to what constitutes an “appropriate” claim, as noted above, the Company maintains specific account information for each of the former players, including The9 game user ID, password, and The9 account balance. Based on these records, the Company will determine a claim to be “appropriate” if (i) the claim is submitted to The9 in writing, (ii) the claimant provides satisfactory proof of their identity, and such proof matches the identity and account information maintained by the Company, and (iii) the claim includes proper bank account information and accurate contact information. As of the date of this letter no appropriate claims for refunds of unconsumed points have been received and processed and accordingly the recorded liability remains unchanged, and agrees to the detail player information which the Company continues to maintain.

•	As discussed in the response to prior comment 8, the Company was not required to make, and has not made a public announcement with respect to this process.

2.	We note your response to our prior comment 9 as it relates to your consideration to recognize breakage for activated but unconsumed point cards. Tell us how you considered the passage of time since the loss of the WoW license, in connection with the fact that it appears no material refunds have been paid to date on the activated but unconsumed game points, in your analysis of the liability as of December 31, 2011 and 2012. In this regard, tell us whether you continue to believe that you do not have sufficient factual information to determine that the balance, or a portion thereof, could be considered remote for redemption purposes and how you reached this conclusion.

The Company respectfully submits that its accounting policy with respect to its refund obligation for unconsumed points is to apply the derecognition guidance codified in ASC 405, specifically paragraph 20-40-1, which states, in part, as follows:

A debtor shall derecognize a liability if and only if it has been extinguished. A liability has been extinguished if either of the following conditions is met:

b. The debtor is legally released from being the primary obligor under the liability, either judicially or by the creditor.

Accordingly, and in response to the Staff’s comment, the Company has not considered the subsequent circumstances (i.e., the passage of time or the fact that no material refunds have been paid to date on the unconsumed points) with a view to recognize breakage, as the Company’s policy is to apply the derecognition guidance in ASC 405-20, and this subsequent circumstances are not relevant to that application.

In response to the Staff’s comment, as of the date of this letter, the Company does not believe it is in a position to assert in its financial statements that future claims for this refund obligation, or a portion thereof, should be considered remote for the following reasons: i) the Company’s lack of experience with such refund obligations, as the holders of unactivated game point cards are substantially different from active users who hold unconsumed points, ii) the high profile nature of WoW, combined with the large number of former players affected by the loss of the WoW license (approximately 7.7 million game users in total), and iii) the unpredictable nature of consumer activities in China. The Company respectfully submits that its conclusion to apply the derecognition guidance in ASC 405, paragraph 20-40-1 is appropriate and as such whether or not the refund obligation could be considered remote for redemption purposes does not determine when the liability should be derecognized under this guidance.

Note 28. Commitments and Contingencies

28.3 Contingencies, page F-59

3.	We note your response to our prior comment 10. Your proposed disclosure uses terminology such as “highly unlikely,” which does not comply with the guidance in ASC 450. Explain further what you mean by “highly unlikely” and further revise your disclosures to use terminology that complies with ASC 450-20-50 (e.g. probable, reasonably possible or remote). Please provide the revised disclosures that you intend to include in your next filing.

The Company respectively advises the Staff that in using the term “highly unlikely,” the Company meant remote, as the term is utilized in ASC 450-20-50. In response to the Staff’s comment, the Company will revise the disclosure accordingly on Form 20-F for the fiscal year ended December 31, 2012. To facilitate the Staff’s review process, updated portion of the disclosure is shown as underlined:

In May 2011, Diego Maradona filed a lawsuit in the Beijing No. 1 International People’s court against Shanghai IT and a third party company in China, alleging that the defendants used his name and image in a web and social game operated the Group without his authorization. In July 2011, the plaintiff amended his complaint to include The9 Computer as a defendant. The plaintiff in the case demanded, among other things, that the defendants pay RMB20 million for its alleged losses. In consultation with its PRC legal counsel, the Group estimates that it is probable that the Group would lose the lawsuit and the contingent loss was estimated to be approximately RMB2 million (US$0.3 million), which estimate is made based on, among other relevant factors, remedies for other similar civil lawsuits. Accordingly, the Group recorded a contingent loss of RMB2 million (US$0.3 million) in the year ended December 31, 2011. As of December 31, 2011, the Company believed that it was remote that the court would adjudicate a fine exceeding the amount that it had recognized.

We hereby acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions regarding the 2011 Form 20-F, please contact George Lai, our chief financial officer at +86 21 5172 9999, or our U.S. counsel, Kirkland & Ellis, attention: Fan Zhang at +852 3761 3418 (office) or +852 5411 0866. Thank you.

Very truly yours,

The9 Limited

By:	/s/ George Lai

Name:	George Lai
Title:	Chief Financial Officer